For the six-month period ended (a) September 30, 1995
File number (c) 811-4710



                                SUB-ITEM 77C
             Submission of Matters to a Vote of Security Holders



     An Annual Meeting of Stockholders was held on June 22, 1995. At such meeting the stockholders elected the entire slate of Class III directors, ratified the selection of independent accountants and approved the following proposals:


     a) approval of the Investment Management Agreement between Baring International Investment (Far East) Limited and the Fund.

          Affirmative              Negative
          votes cast               votes cast

           7,863,846                181,011

     b) approval to transact such other business as may properly come before the Meeting or any adjournments thereof.

          Affirmative              Negative
          votes cast               votes cast

           7,273,810                364,159